SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2004
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      CompX Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      TIMET Finance Management Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         40,700
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,606,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          40,700

                               10     SHARED DISPOSITIVE POWER

                                                      2,606,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                 AMENDMENT NO. 8
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2 is amended and restated as follows.

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) CompX Group, Inc. ("CGI") as a direct holder of Class A Shares;

          (ii) NL Industries, Inc. ("NL"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Tremont LLC ("Tremont"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation
     ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of CGI; and

          (iii) Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     CGI is the direct holder of 50.0% of the 5,169,880 Class A Shares outstanding as of October 8, 2004 according to information the Company provided (the "Outstanding Class A Shares").

     CGI also directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company's restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference. As a result of its ownership of 50.0% of the Class A Shares and 100% of the Class B Shares, CGI directly holds approximately 83.0% of the combined voting power (97.5% for the election of directors) of all classes of voting stock of the Company. CGI may be deemed to control the Company.

     NL and TFMC are the direct holders of approximately 82.4%, and 17.6%, respectively, of the outstanding shares of CGI common stock and together may be deemed to control CGI. Valhi, Tremont and TFMC are the direct holders of approximately 62.2%, 21.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont and may be deemed to control Tremont.

     TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC. Tremont, Harold C. Simmons' spouse, the CMRT and Valhi are the holders of approximately 39.6%, 14.4%, 11.8% and 1.3% of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse is based on the 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns, which are convertible into 2,666,666 shares of TIMET common stock. The ownership of Valhi includes 24,500 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock she or Valhi owns, respectively.

     VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.4%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding shares of common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 11.8% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding shares of Valmont common stock and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL, vice chairman of TIMET and chairman of the board of CGI, Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by CGI. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his individual vested beneficial interest, if any, in the assets of the CMRT or his interest as a beneficiary of the CDCT No. 2.

     Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares, 69,475 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. He disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 40,700 Class A Shares, 30,800 shares of NL common stock (including options exercisable for 6,000 shares of NL common stock) and 3,383 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 40,000 shares of Valhi common stock. Mr. Simmons disclaims beneficial ownership of these shares.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows.

     Item 4 is incorporated by reference into this Item 3.

Item 4.  Purpose of Transaction.

     Item 4 is amended as follows.

     On September 24, 2004, NL acquired 10,000,000 Class B Shares from Valcor, Inc., a wholly owned subsidiary of Valhi ("Valcor"), and 374,000 Class A Shares from Valhi, at a purchase price of $16.25 per share, or an aggregate purchase price of approximately $168.6 million (the "Acquisition"). The terms of the Acquisition are incorporated herein by reference to the Stock Purchase Agreement dated September 24, 2004 among NL, Valhi and Valcor filed as Exhibit 10.1 to the Current Report on Form 8-K that NL filed with the U.S. Securities and Exchange Commission ("SEC") on September 29, 2004 (the "Current Report"). The purchase price was paid by NL's transfer to Valhi and Valcor of $168.6 million of NL's $200 million long-term note receivable from Kronos Worldwide, Inc., an affiliate of NL and Valhi. The terms of the two promissory notes payable to Valhi and Valcor are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Current Report. Previously, on May 20, 2004, NL announced that it had established a Special Committee of its board of directors comprised of directors who are not affiliated with Valhi to consider a possible transaction relating to the Shares. Cypress Associates LLC served as financial advisor to NL's Special Committee and rendered an opinion to the Special Committee that the purchase price in the Acquisition was fair, from a financial point of view, to NL. Piper Rudnick LLP served as independent legal advisor to NL's Special Committee. The boards of directors of Valhi and NL also approved the Acquisition. NL purchased such Shares as part of its plan to diversify its holdings and business interests and for investment and tax planning purposes.

     Pursuant to a Subscription Agreement (the "Subscription Agreement") executed on October 5, 2004 but effective as of October 1, 2004, among NL, TFMC, and CGI, NL and TFMC initially capitalized CGI, a newly formed corporation, by each contributing to CGI effective October 1, 2004 the following Shares and receiving in return for such initial capitalization of CGI the following shares of the common stock, par value $0.01 per share of CGI (the "CGI Shares").

                                                          CGI Shares Issued
                                                               to such
                      Class A Shares    Class B Shares    CGI Stockholder in
     CGI               Contributed       Contributed       Exchange for the
 Stockholder             to CGI            to CGI         Shares Contributed
---------------      ---------------   ---------------    -----------------
NL..............         374,000         10,000,000           10,374.00
TFMC............       2,212,820                  0            2,212.82

     As a result of the initial contribution, NL and TFMC became the sole CGI stockholders and the record holders of 82.4% and 17.6% of the outstanding common stock of CGI, respectively.

     Pursuant to the Subscription Agreement, CGI agreed that it would not sell any of the Shares contributed to CGI by TFMC (as such number of Shares may be adjusted from time to time pursuant to stock splits of, stock dividends on, or recapitalizations of, such Shares) pursuant to the Subscription Agreement without the express written consent of TFMC. In addition, in accordance with the Subscription Agreement, the parties entered into a Voting Agreement executed on October 5, 2004 but effective as of October 1, 2004 (the "Voting Agreement").

     The terms of the Voting Agreement provide that:

          (1) NL will vote all of its CGI Shares to elect as a director of CGI one person designated in writing by TFMC;

          (2) The initial person designated by TFMC to be elected a director of CGI would be J. Landis Martin, the chairman of the board and chief executive officer of TIMET; and

          (3) The CGI board of directors would be comprised of five persons and each CGI stockholder would take or cause to be taken all action to:

               (i) require that the certificate of incorporation and bylaws of CGI provides for a board of directors of five persons; and

               (ii) ensure at all times that the certificate of incorporation and bylaws of CGI would not at any time be inconsistent with the provisions of the Voting Agreement.

     Pursuant to CGI's certificate of incorporation (the "Certificate of Incorporation"), upon the written request of a CGI stockholder, CGI is obligated to redeem such number of the stockholder's shares of CGI common stock that the stockholder requests. The CGI stockholder is also entitled to elect to receive as part of the redemption price such number of Class A or Class B Shares the stockholder or its predecessor holders or assigns contributed to CGI that is equal to the product of 1,000 (equitably adjusted for any applicable stock splits of, stock dividends on, or recapitalizations of, CompX common stock) and the number of CGI shares to be redeemed. CGI's board of directors is then obligated to determine in good faith and in its best business judgment the redemption price. Pursuant to the Certificate of Incorporation, in determining the redemption price, the board of directors shall value each Share held by CGI (both the Class A and Class B Shares) at the volume weighted average sales price of a Class A Share as reported on the New York Stock Exchange composite transactions reporting system for the ten trading days ending on the day CGI receives the redemption request.

     With the initial capitalization of CGI, CompX became eligible to file consolidated returns of federal income taxes with NL and Contran Corporation, a Delaware corporation and the parent of NL and CompX ("Contran"). Concurrently with the initial capitalization of CGI, CompX, NL and Contran entered into a Tax Agreement executed on October 5, 2004 but effective as of October 1, 2004 (the "Tax Agreement"). The Tax Agreement provides that NL and its qualifying subsidiaries, including CompX, compute provisions for U.S. income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to the Tax Agreement and using the tax elections made by Contran, CompX will make payments to, or receive payments from NL, in amounts it would have paid to or received from the U.S. Internal Revenue Service had it not been a member of NL's consolidated tax group but instead was a separate taxpayer. Refunds to CompX are generally limited to amounts previously paid under the Tax Sharing Agreement.

     The descriptions of the Subscription Agreement, the Voting Agreement, the Certificate of Incorporation and the Tax Agreement in this Statement are qualified in their entirety by the terms of the actual documents filed as Exhibits 99.1 through 99.4 to the Current Report on Form 8-K that NL filed with the Securities and Exchange Commission on October 8, 2004 and incorporated herein by reference.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

     The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) CGI, Harold C. Simmons and his spouse are the direct beneficial owners of 2,586,820, 40,700 and 20,000 Class A Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) CGI, NL, TFMC, TIMET, Tremont Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 2,586,820 Class A Shares (approximately 50.0% of the Outstanding Class A Shares) that CGI holds directly; and

          (2) Harold C. Simmons may be deemed to be the beneficial owner of the 2,647,520 Class A Shares (approximately 51.2% of the Outstanding Class A Shares) that CGI, he and his spouse hold directly.

     Except to the extent of the 40,700 Class A Shares he holds directly, Harold
C. Simmons disclaims beneficial ownership of all Shares.

     (b) By virtue of the relationships described in Item 2 of this Statement:

          (1) CGI, NL, TFMC, TIMET, Tremont Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 2,586,820 Class A Shares (approximately 50.0% of the Outstanding Class A Shares) that CGI holds directly;

          (2) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 2,606,820 Class A Shares (approximately 50.4% of the Outstanding Class A Shares) that CGI and his spouse hold directly; and

          (3) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 40,700 Class A Shares (approximately 0.8% of the Outstanding Class A Shares) that he directly holds.

     (c) Item 4 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows.

     TIMET, TFMC and certain other subsidiaries of TIMET are parties to a $105.0 million revolving credit and letter of credit facility dated as of February 25, 2000, as amended and supplemented through June 2, 2004 (the "Congress Facility"), with Congress Financial Corporation (Southwest)("Congress"). TFMC is a guarantor of the Congress Facility. Borrowings under the Congress Facility bear interest at the rate announced publicly from time to time by Congress as its base rate plus 0.5% to 1.0% or at a rate of 2.0% to 2.5% over the London interbank offered rate of interest (the interest rate depends on the fixed charge coverage ratio as defined in the Congress Facility) and are due February 25, 2006 or such extended maturity date as may be mutually agreed. The Congress Facility requires TIMET's U.S. daily cash receipts to be used to reduce outstanding borrowings, which may then be reborrowed, subject to the terms of the agreement. As of October 8, 2004, CGI had pledged 2,242,820 Class A Shares under the Congress Facility pursuant to an Investment Property Pledge and Security Agreement the terms of which are set forth in Exhibit 14 to this Statement and incorporated herein by reference.

     Item 7 is amended and restated as follows.

Exhibit 1 Restated Certificate of Incorporation of CompX International Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the CompX International Inc. Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998
             (registration number 333-42643).

Exhibit 2    Stock Purchase Agreement dated as of March 15,  2004 by and between
             Titanium Metals Corporation and TIMET Finance Management Company, incorporated by reference to Exhibit 2 to Amendment No. 4 to this Statement filed with the Securities and Exchange Commission on March 23, 2004.

Exhibit 3    Loan  and  Security  Agreement by  and  among  Congress   Financial
             Corporation  (Southwest) as Lender and Titanium Metals  Corporation
             and Titanium Hearth Technologies, Inc. as borrowers, dated February
             25, 2000,  incorporated by reference to Exhibit 10.12 to the Annual
             Report  on Form  10-K  for the  year  ended  December  31,  1999 of
             Titanium Metals Corporation (File No. 0-28538).

Exhibit 4    Amendment  No.  1 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated September 7, 2001, incorporated by reference to
             Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 of Titanium Metals Corporation (File No.
             0-28538).

Exhibit 5    Amendment  No.  2 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated October 23, 2002, incorporated by reference to
             Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 of Titanium Metals Corporation (File No.
             0-28538).

Exhibit 6    Amendment  No.  3 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated March 18, 2004, incorporated by reference to
             Exhibit 6 to Amendment No. 4 to this Statement filed with the Securities and Exchange Commission on March 23, 2004). Certain exhibits, annexes and similar attachments to this Exhibit 6 have not been filed; upon request, the Reporting Persons will furnish supplementally to the Securities and Commission a copy of any omitted exhibit, annex or attachment.

Exhibit 7    Amendment  No.  4 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals  Corporation  and  Titanium  Hearth  Technologies,  Inc.  as
             borrowers, dated June 2, 2004, incorporated by reference to Exhibit
             10.1 to the Pre-Effective Amendment No. 1 to Registration Statement
             on form S-4  filed  by  TIMET  with  the  Securities  and  Exchange
             Commission on June 23, 2004 as Securities  Exchange Commission file
             no. 333-114218.  Certain exhibits,  annexes and similar attachments to this Exhibit 7 have not been filed; upon request,  the Reporting
             Persons  will  furnish   supplementally   to  the   Securities  and
             Commission a copy of any omitted exhibit, annex or attachment.

Exhibit 8    Stock  Purchase  Agreement dated  September 24, 2004 between Valhi,
             Inc. and Valcor,  Inc.,  as sellers,  and NL  Industries,  Inc., as purchaser, incorporated by reference to Exhibit 10.1 to the Current
             Report  on Form  8-K  that  NL  Industries,  Inc.  filed  with  the
             Securities  and  Exchange  Commission  on September  29, 2004.  The
             disclosure  schedule  attachment  to this  Exhibit  8 has not  been
             filed;   upon   request,   the   Reporting   Persons  will  furnish
             supplementally to the Securities and Exchange  Commission a copy of this attachment.

Exhibit 9    Promissory   Note  dated   September  24,  2004  in   the  original
             principal amount of $162,500,000.00 payable to the order of Valcor,
             Inc.  and  executed  by Kronos  Worldwide,  Inc.,  incorporated  by reference to Exhibit 99.1 to the Current Report on Form 8-K that NL
             Industries,  Inc. filed with the Securities and Exchange Commission on September 29, 2004.

Exhibit 10   Promissory  Note  dated  September  24,  2004   in   the   original
             principal  amount of  $6,077,500.00  payable to the order of Valhi,
             Inc.  and  executed  by Kronos  Worldwide,  Inc.,  incorporated  by reference to Exhibit 99.2 to the Current Report on Form 8-K that NL
             Industries,  Inc. filed with the Securities and Exchange Commission on September 29, 2004.

Exhibit 11 Subscription Agreement executed on October 5, 2004 but effective as of October 1, 2004 among NL Industries, Inc., TIMET Finance
             Management Company and CompX Group, Inc., incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K that NL
             Industries, Inc. filed with the Securities and Exchange Commission on October 8, 2004. Certain of the exhibits to this Exhibit 11 have been filed; upon request, the Reporting Persons will furnish supplementally to the Securities and Exchange Commission a copy of the omitted exhibits.

Exhibit 12 Voting Agreement executed on October 5, 2004 but effective as of October 1, 2004 among NL Industries, Inc., TIMET Finance
             Management Company and CompX Group, Inc., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K that NL
             Industries, Inc. filed with the Securities and Exchange Commission on October 8, 2004.

Exhibit 13 Certificate of Incorporation of CompX Group, Inc., incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K that NL
             Industries, Inc. filed with the Securities and Exchange Commission on October 8, 2004.

Exhibit 14   Tax  Agreement dated as  of  October  1, 2004 among  NL Industries,
             Inc.,   Contran   Corporation   and   CompX   International   Inc.,
             incorporated  by reference to Exhibit 99.4 to the Current Report on
             Form 8-K that NL  Industries,  Inc.  filed with the  Securities and
             Exchange Commission on October 8, 2004.

Exhibit 15*  Investment  Property   Pledge and  Security  Agreement  dated as of
             October 5, 2004 by CompX  Group,  Inc.  to and in favor of Congress
             Financial Corporation (Southwest).

-----------
*  Filed herewith.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004




                                        /s/ Harold C. Simmons
                                        --------------------------------
                                        Harold C. Simmons
                                        Signing  in  the  capacities  listed  on
                                        Schedule   "A"  attached   hereto    and
                                        incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004





                                        /s/ Steven L. Watson
                                        --------------------------------
                                        Steven L. Watson
                                        Signing  in  the  capacities  listed  on
                                        Schedule    "A"   attached   hereto  and
                                        incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004





                                        /s/ Gregory M. Swalwell
                                        --------------------------------
                                        Gregory M. Swalwell
                                        Signing  in  the  capacity   listed   on
                                        Schedule   "A"  attached   hereto    and
                                        incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

COMPX GROUP, INC.
NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY
TITANIUM METALS CORPORATION

                                   Schedule B


     The names of the directors and executive officers of CompX Group, Inc. ("CGI"), Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.


          Name                          Present Principal Occupation
---------------------------   --------------------------------------------------
Eugene K. Anderson            Vice   president  of   Contran,   Dixie   Holding,
                              Dixie Rice, National, NOA, Southwest,  Tremont LLC
                              ("Tremont"),  VGI and Valhi;  and treasurer of the
                              Foundation.

Thomas E. Barry (1)           Vice  president for executive affairs at  Southern
                              Methodist University and professor of marketing in
                              the Edwin L. Cox School of  Business  at  Southern
                              Methodist  University;  and a director of Keystone
                              Consolidated  Industries,  Inc.,  an  affiliate of
                              Contran ("Keystone"), and Valhi.

James W. Brown                Vice   president   and  controller   of  CGI,   NL
                              and Kronos Worldwide,  Inc., an affiliate of Valhi
                              ("Kronos Worldwide").

Norman S. Edelcup (2)         Senior  vice  president  business  development  of
                              Florida  Savings  Bancorp;  mayor of  Sunny  Isles
                              Beach,  Florida;  trustee  of the Baron  Funds,  a
                              mutual fund group; and director of Valhi.


          Name                          Present Principal Occupation
---------------------------   --------------------------------------------------
Lisa Simmons Epstein          Director and president of the Foundation.

Victoria L. Garret (3)        Director,  president  and  secretary of TFMC;  and
                              assistant  vice  president  of  Griffin  Corporate
                              Services, Inc.

Robert D. Graham              Vice president of  Contran,  Dixie Holding,  Dixie
                              Rice, the Foundation,  National,  NOA,  Southwest,
                              TIMET, Tremont, VGI and Valhi; and vice president,
                              general  counsel  and  secretary  of  CGI,  Kronos
                              Worldwide and NL.

Norman N. Green (4)           A private investor and a director of TIMET.

J. Mark Hollingsworth         Vice  president  and  general counsel of  Contran,
                              Dixie   Holding,   Dixie  Rice,   National,   NOA,
                              Southwest, Tremont, VGI and Valhi; general counsel
                              of the Foundation, CompX International,  Inc. (the
                              "Company")  and  The  Combined  Master  Retirement
                              Trust,  a trust  Valhi  established  to permit the
                              collective   investment   by  master  trusts  that
                              maintain  the assets of certain  employee  benefit
                              plans  Valhi  and  related  companies  adopt  (the
                              "CMRT"); and acting general counsel of Keystone.

Gary C. Hutchison (5)         Neurological   surgeon;    Associate      Clinical
                              Professor of  Neurosurgery  at the  University  of
                              Texas  Health  Science  Center  (Dallas);   and  a
                              director of TIMET.

Francis B. Jacobs, II (3)     Director  of  TFMC; and vice  president of Griffin
                              Corporate Services, Inc.

Keith A. Johnson              Controller of the Foundation.


          Name                          Present Principal Occupation
---------------------------   --------------------------------------------------
Christian Leonhard (6)        Chief operating officer - Europe of TIMET.

William J. Lindquist          Director  and  senior  vice president  of Contran,
                              Dixie Holding,  National, NOA and VGI; senior vice
                              president  of Dixie Rice,  Southwest,  Tremont and
                              Valhi.

A. Andrew R. Louis            Secretary of Contran, the Company, Dixie  Holding,
                              Dixie Rice, National, NOA, Southwest, Tremont, VGI
                              and Valhi.

Kelly D. Luttmer              Tax  director  of  Contran, the  Company,    Dixie
                              Holding,  Dixie Rice, Kronos Worldwide,  National,
                              NOA, Southwest,  Tremont,  VGI and Valhi; and vice
                              president  and  tax  director  of CGI  and  Kronos
                              Worldwide.

J. Landis Martin (7)          Chairman   of   the  board,  president  and  chief
                              executive officer of TIMET.

Andrew McCollam, Jr. (8)      President  and a director of  Southwest;  director
                              of Dixie Rice; and a private investor.

W. Hayden McIlroy (9)         Private investor  primarily in real estate;  and a
                              director   of  Valhi,   Med   Images,   a  medical
                              information  company,  and Cadco Systems,  Inc., a
                              manufacturer of emergency alert systems.

Harold M. Mire (10)           Vice president of Dixie Rice and Southwest.

Cecil H. Moore, Jr. (11)      Director of NL and Kronos Worldwide; and private
                              investor.

Robert E. Musgraves (7)       Chief operating officer - North America of TIMET.


          Name                          Present Principal Occupation
---------------------------   --------------------------------------------------
Albert W. Niemi, Jr. (12)     Dean of  the Edwin L. Cox  School of  Business  at
                              Southern Methodist  University;  and a director of
                              TIMET.

Bobby D. O'Brien              Vice  president,  treasurer  and director of Dixie
                              Holding, National, NOA and VGI; vice president and
                              treasurer  of  Contran,   Dixie  Rice,  Southwest,
                              Tremont and Valhi; and vice president of TIMET.

Glenn R. Simmons              Vice  chairman  of the  board of  Contran,   Dixie
                              Holding,  Dixie Rice, National,  NOA, Tremont, VGI
                              and Valhi;  chairman  of the board of the  Company
                              and   Keystone;   director  and   executive   vice
                              president  of  Southwest;  a  director  of  Kronos
                              Worldwide, NL and TIMET.

Harold C. Simmons             Chairman  of the  board  of CGI,  Contran,   Dixie
                              Holding,  Dixie Rice,  the  Foundation,  National,
                              NOA, Southwest,  Tremont,  Valhi and VGI; chairman
                              of the board and chief executive officer of Kronos
                              Worldwide  and NL;  vice  chairman  of TIMET;  and
                              trustee   and  member  of  the  trust   investment
                              committee of the CMRT.

Richard A. Smith (10)         Vice president of Dixie Rice.

Thomas P. Stafford (13)       Director  of  NL; and  co-founder  and  affiliated
                              with   Stafford,   Burke  and  Hecker,   Inc.,   a
                              Washington based consulting firm.

John St. Wrba                 Vice   president  and  treasurer  of  CGI,  NL and
                              Kronos Worldwide; and vice president of TIMET.


          Name                          Present Principal Occupation
---------------------------   --------------------------------------------------
Gregory M. Swalwell           Vice  president and  controller of Contran,  Dixie
                              Holding, National, NOA, Southwest,  Tremont, Valhi
                              and  VGI;  vice   president,   finance  and  chief
                              financial officer of CGI, Kronos Worldwide and NL;
                              vice  president of Dixie Rice;  vice  president of
                              TIMET; and director,  vice president and treasurer
                              of TFMC.

J. Walter Tucker, Jr. (14)    President,  treasurer  and a director  of Tucker &
                              Branham,  Inc., a mortgage banking,  insurance and
                              real estate company; vice chairman of the board of
                              Keystone; a director of Valhi; and a member of the
                              trust investment committee of the CMRT.

Steven L. Watson              Director and  president of Contran, Dixie Holding,
                              Dixie  Rice,  National,  NOA  and  VGI;  director,
                              president  and chief  executive  officer of Valhi;
                              president of Tremont;  director and executive vice
                              president of Southwest;  director,  vice president
                              and secretary of the Foundation;  vice chairman of
                              Kronos  Worldwide;  and a director of the Company,
                              Keystone, NL and TIMET.

Terry N. Worrell (15)         Director   of  NL;   a   private   investor   with
                              Worrell Investments,  Inc., real estate investment
                              company.

Paul J. Zucconi (16)          A private investor and a director of TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Ms. Garrett and Mr. Jacobs is 103 Foulk Road, Suite 101, Wilmington, Delaware 19803.

(4) Mr. Green is a citizen of Canada. The principal business address for Mr. Green is 10340 Strait Lane, Dallas, Texas 75229.

(5) The principal business address for Dr. Hutchison is 8230 Walnut Hill Lane, Dallas, Texas 75231.

(6) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(7) The principal business address for Messrs. Martin and Musgraves is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(9) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(10) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(11) The principal business address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(12) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(13) The principal business address for Gen. Stafford (ret.) is Stafford, Burke & Hecker, Inc., 1006 Cameron Street, Alexandria Virginia 22314.

(14) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(15) The principal business address for Mr. Worrell is 6909 Vasser, Dallas, Texas 75205.

(16) The principal business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                                                 Stock
                                Class A         Options
        Name                  Shares Held       Held (1)         Total
-------------------------     -----------     -----------     -----------
Eugene K. Anderson                 -0-           3,000           3,000

Thomas E. Barry                    -0-             -0-             -0-

James W. Brown                     -0-             -0-             -0-

Norman S. Edelcup                2,000             -0-           2,000

Lisa Simmons Epstein               -0-             -0-             -0-

Victoria L. Garrett                -0-             -0-             -0-

Robert D. Graham                   -0-             -0-             -0-

Norman N. Green                    -0-             -0-             -0-

J. Mark Hollingsworth              -0-           7,000           7,000

Gary C. Hutchison                  -0-             -0-             -0-

Francis B. Jacobs, II              -0-             -0-             -0-

Keith A. Johnson                   700           4,000           4,700

Christian Leonhard                 -0-             -0-             -0-

William J. Lindquist               -0-          10,000          10,000

A. Andrew R. Louis                 -0-           4,000           4,000

Kelly D. Luttmer                   200           4,000           4,200

J. Landis Martin                   -0-             -0-             -0-

Andrew McCollam, Jr.               -0-             -0-             -0-

W. Hayden McIlroy                  -0-             -0-             -0-

                                                 Stock
                                Class A         Options
        Name                  Shares Held       Held (1)         Total
-------------------------     -----------     -----------     -----------

Harold M. Mire                     -0-             -0-             -0-

Cecil H. Moore, Jr.                -0-             -0-             -0-

Robert E. Musgraves                -0-             -0-             -0-

Albert W. Niemi, Jr.               -0-             -0-             -0-

Bobby D. O'Brien                   300          10,000          10,300

Glenn R. Simmons (2)            12,500          55,600          68,100

Harold C. Simmons (3)           60,700             -0-          60,700

Richard A. Smith                   -0-             -0-             -0-

Thomas P. Stafford                 -0-             -0-             -0-

John St. Wrba                      -0-             -0-             -0-

Gregory M. Swalwell                -0-           5,000           5,000

J. Walter Tucker, Jr.              -0-             -0-             -0-

Steven L. Watson                 5,000          13,600          18,600

Terry N. Worrell                   -0-             -0-             -0-

Paul J. Zucconi                    -0-             -0-             -0-

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 40,700 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.

                                  EXHIBIT INDEX
Exhibit 1    Restated   Certificate  of  Incorporation  of  CompX  International
             Inc.,  incorporated  by reference to Exhibit 3.1 to Amendment No. 1 to the CompX International Inc. Registration  Statement on Form S-1
             filed with the  Securities  and Exchange  Commission on February 4,
             1998 (registration number 333-42643).

Exhibit 2    Stock Purchase  Agreement dated as of March 15, 2004 by and between
             Titanium Metals Corporation and TIMET Finance Management Company, incorporated by reference to Exhibit 2 to Amendment No. 4 to this Statement filed with the Securities and Exchange Commission on March 23, 2004.

Exhibit 3    Loan and    Security Agreement   by and  among Congress   Financial
             Corporation  (Southwest) as Lender and Titanium Metals  Corporation
             and Titanium Hearth Technologies, Inc. as borrowers, dated February
             25, 2000,  incorporated by reference to Exhibit 10.12 to the Annual
             Report  on Form  10-K  for the  year  ended  December  31,  1999 of
             Titanium Metals Corporation (File No. 0-28538).

Exhibit 4    Amendment  No.  1 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated September 7, 2001, incorporated by reference to
             Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 of Titanium Metals Corporation (File No.
             0-28538).

Exhibit 5    Amendment  No.  2 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated October 23, 2002, incorporated by reference to
             Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 of Titanium Metals Corporation (File No.
             0-28538).

Exhibit 6    Amendment  No.  3 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated March 18, 2004, incorporated by reference to
             Exhibit 6 to Amendment No. 4 to this Statement filed with the Securities and Exchange Commission on March 23, 2004). Certain exhibits, annexes and similar attachments to this Exhibit 6 have not been filed; upon request, the Reporting Persons will furnish supplementally to the Securities and Commission a copy of any omitted exhibit, annex or attachment.

Exhibit 7    Amendment  No.  4 to  Loan  and  Security  Agreement  by and  among
             Congress Financial  Corporation  (Southwest) as Lender and Titanium
             Metals  Corporation  and  Titanium  Hearth  Technologies,  Inc.  as
             borrowers, dated June 2, 2004, incorporated by reference to Exhibit
             10.1 to the Pre-Effective Amendment No. 1 to Registration Statement
             on form S-4  filed  by  TIMET  with  the  Securities  and  Exchange
             Commission on June 23, 2004 as Securities  Exchange Commission file
             no. 333-114218.  Certain exhibits,  annexes and similar attachments to this Exhibit 7 have not been filed; upon request,  the Reporting
             Persons  will  furnish   supplementally   to  the   Securities  and
             Commission a copy of any omitted exhibit, annex or attachment.

Exhibit 8    Stock  Purchase  Agreement dated  September 24, 2004 between Valhi,
             Inc. and Valcor,  Inc.,  as sellers,  and NL  Industries,  Inc., as purchaser, incorporated by reference to Exhibit 10.1 to the Current
             Report  on Form  8-K  that  NL  Industries,  Inc.  filed  with  the
             Securities  and  Exchange  Commission  on September  29, 2004.  The
             disclosure  schedule  attachment  to this  Exhibit  8 has not  been
             filed;   upon   request,   the   Reporting   Persons  will  furnish
             supplementally to the Securities and Exchange  Commission a copy of this attachment.

Exhibit 9    Promissory   Note  dated   September  24,  2004   in  the  original
             principal amount of $162,500,000.00 payable to the order of Valcor,
             Inc.  and  executed  by Kronos  Worldwide,  Inc.,  incorporated  by reference to Exhibit 99.1 to the Current Report on Form 8-K that NL
             Industries,  Inc. filed with the Securities and Exchange Commission on September 29, 2004.

Exhibit 10   Promissory    Note  dated  September  24,  2004  in  the   original
             principal  amount of  $6,077,500.00  payable to the order of Valhi,
             Inc.  and  executed  by Kronos  Worldwide,  Inc.,  incorporated  by reference to Exhibit 99.2 to the Current Report on Form 8-K that NL
             Industries,  Inc. filed with the Securities and Exchange Commission on September 29, 2004.


Exhibit 11   Subscription   Agreement  executed on October 5, 2004 but effective
             as of October  1, 2004 among NL  Industries,  Inc.,  TIMET  Finance
             Management Company and CompX Group, Inc., incorporated by reference to  Exhibit  99.1  to the  Current  Report  on  Form  8-K  that  NL
             Industries,  Inc. filed with the Securities and Exchange Commission on October 8, 2004. Certain of the exhibits to this Exhibit 11 have been filed;  upon  request,  the  Reporting  Persons  will  furnish supplementally to the Securities and Exchange  Commission a copy of the omitted exhibits.

Exhibit 12 Voting Agreement executed on October 5, 2004 but effective as of October 1, 2004 among NL Industries, Inc., TIMET Finance
             Management Company and CompX Group, Inc., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K that NL
             Industries, Inc. filed with the Securities and Exchange Commission on October 8, 2004.

Exhibit 13 Certificate of Incorporation of CompX Group, Inc., incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K that NL
             Industries, Inc. filed with the Securities and Exchange Commission on October 8, 2004.

Exhibit 14   Tax  Agreement  dated as of  October 1, 2004 among  NL  Industries,
             Inc.,   Contran   Corporation   and   CompX   International   Inc.,
             incorporated  by reference to Exhibit 99.4 to the Current Report on
             Form 8-K that NL  Industries,  Inc.  filed with the  Securities and
             Exchange Commission on October 8, 2004.

Exhibit 15*  Investment  Property   Pledge and  Security  Agreement  dated as of
             October 5, 2004 by CompX  Group,  Inc.  to and in favor of Congress
             Financial Corporation (Southwest).

-----------
*  Filed herewith.